COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2005 AUG 17 P 2:27

August 15, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commis
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

05010526

SUPPL

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of a press release issued recently confirming the inclusion of the chief executive officer of Commerzbank in the Frankfurt public prosecutor's ongoing investigation into certain transactions entered into in connection with the privatization of the Russian telecommunications sector during the nineteen nineties. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Press release

For the business editor

August 13, 2005

SEC File No. 082-02523

CIK 0000852933

Commerzbank confirms investigations by public prosecutor

As is generally known, the Frankfurt public prosecutor' s office is investigating Commerzbank employees among others in connection with suspected money laundering.

The transactions in question occurred during the nineties and relate to the privatisation of the Russian telecommunications sector, which dates back some time. The investigation is focusing on the information that is available today.

For the past few days, the chief executive officer of Commerzbank has also been included in the investigation.

The chairman of the bank' s supervisory board and its management board do not understand why the investigation has been extended and expect to see Mr. Mü ller completely exonerated. The bank is confident that the examination ordered by BAFin will also contribute to this outcome. This examination, in which the bank is cooperating without any reservations, is well advanced.

Legal experts consider the extension of the investigation to be a formal legal act.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com